

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 9, 2008

Ruairidh Campbell
Chief Executive and Financial Officer
Allied Resources, Inc.
1403 East 900 South
Salt Lake City, UT 84105

> **Re: Allied Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 4, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed August 22, 2008**
> **Response letter dated August 21, 2008**
> **File No. 0-31390**

Dear Mr. Campbell:

We have reviewed your filings and response letter dated August 21, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

1.   In response to prior comment number four, we note you provided disclosures required by Item 307 of Regulation S-K. You disclose that your "…management concluded, as of the end of the period covered by this report, that Allied's disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission's rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes "…without limitation, controls and procedures designed to ensure that information required to be disclosed by an

issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please expand your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Management's Report on Internal Control over Financial Reporting, page 29

2.   We note you modified your disclosure regarding your report on Internal Control over Financial Reporting. It does not appear you have included a statement from your management as to whether or not your internal control over financial reporting is effective, as required by Item 308T(a)(3) of Regulation S-K. Please tell us why no such statement was included, and if true, revise your disclosure to include such statement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief